Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Investment Savings Stock Ownership Plan Committee
American Woodmark Corporation:

We consent to the incorporation by reference in the registration statements No. 333‑141621 and No. 333-186266 on Form S‑8 of American Woodmark Corporation of our report dated June 9,  2014 with respect to the statements of net assets available for benefits of the American Woodmark Corporation Investment Savings Stock Ownership Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, Line 4(i) –Schedule of Assets (Held at End of Year) at December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11‑K of the American Woodmark Corporation Investment Savings Stock Ownership Plan.

/s/ KPMG LLP

Richmond, Virginia

June 9, 2014